Exhibit 99.3

Eidos plc
12 December 2003

Results of Extraordinary General Meeting
At an Extraordinary General Meeting of the Company held on Friday, 12 December 2003, all proposed resolutions were passed.
Copies of resolutions have been submitted for publication through the Document Viewing Facility of the UKLA in accordance with paragraph 9.31 of the Listing Rules.

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